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                            June 4, 2024

       Greg Robertson
       Chief Financial Officer
       Business First Bancshares, Inc.
       500 Laurel Street, Suite 101
       Baton Rouge, Louisiana 70801

                                                        Re: Business First
Bancshares, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            File No. 001-38447

       Dear Greg Robertson:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Managements Discussion and Analysis of Financial Condition and Results of Operations.
       Loan Portfolio, page 53

   1. In your tabular disclosure on page 53, we note that owner and nonowner occupied commercial real estate
("CRE") loans represented 44.4% of your total loan portfolio as of
                                                        December 31, 2023.
Please revise future filings to further disaggregate the composition of your CRE loan portfolio
to disclose and quantify material geographic markets
                                                        in Louisiana and Texas,
industry concentrations (such as office, retail, hotel and
                                                        multifamily), as well
as current weighted average and/or a range of loan-to-value ratios and occupancy rates to
enhance an investor's understanding of these loan categories. See
                                                        Item 303 of Regulation
S-K.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Sarmad
Makhdoom at 202-551-5776 or John Nolan at 202-551-3492 with
 Greg Robertson
Business First Bancshares, Inc.
June 4, 2024
Page 2

any questions.



FirstName LastNameGreg Robertson               Sincerely,
Comapany NameBusiness First Bancshares, Inc.
                                               Division of Corporation Finance
June 4, 2024 Page 2                            Office of Finance
FirstName LastName